7-12-2004

SECURITIES AND EXCHANGE COMMISSION

04019304

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE, INC D/B/A CHOOSETRADE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 STATE ROUTE 18 - SUITE 3000
(No. and Street)

EAST BRUNSWICK (City) NEW JERSEY (State) 08816. (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD H BUEHLER 732-214-2645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVI VENKATRAMAN, CPA.
(Name – *if individual, state last, first, middle name*)

1502 NORTH OAKS BLVD (Address) NORTH BRUNSWICK (City) NJ (State) 08902 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald H. Buckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

EVP + CFO.
Title

Fannie Chen-Orros
Notary Public

FANNIE L. CHEN-ORROS
NOTARY PUBLIC - NEW JERSEY
MIDDLESEX COUNTY
My Commission Expires
April 25, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Ronald H. Buckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

EVP + CFO.

Title

Fannie Chen-Orros

Notary Public

FANNIE L. C[illegible]-OSROS
NOTARY PUBLIC - NEW JERSEY
MIDDLESEX COUNTY
My Commission Expires
April 25, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902
TEL: (732) 214-1592 **FAX: (732) 214-9226**

June 28, 2004

Mr. Stephen Simon
Staff Supervisor
NASD
New Jersey District Office
581 Main Street, 7th Floor
Woodbridge, New Jersey 07095

Re: ChoiceTrade
CRD # 104021

Dear Mr. Simon,

Pursuant to your letter to Mr. Ronald H. Buckner, ChoiceTrade's CFO, please be advised that an inadvertent clerical error caused the contents of page 12 and page 13 of ChoiceTrade's Financial Statements to be replicated. Page 13 should have contained the Statement of Changes in Stockholders' Equity for the years ending March 31, 2004 and 2003, pursuant to SEC Rule 17a-5(d)(2). Accordingly, I have enclosed herein a revised Page 13 containing this statement.

Additionally, pursuant to SEC Rule 17a-5(d)(4), please be advised that no material differences existed between the audited Computation of Net Capital and ChoiceTrade's corresponding Unaudited FOCUS Report – Part IIA for the period ended March 31, 2004.

I apologize for the oversight of these items.

Thank you.

Sincerely,

R. Venkataraman
Ravi Venkataraman
Certified Public Accountant

LetsGoTrade, Inc

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	MARCH 31, 2004	MARCH 31, 2003
Opening Balance	$148,936	$134,483
Additions		
- Common Stock	3,700	1,200
- Additional Paid in Capital	(34,650)	28,800
Withdrawls		
Net Loss For the year	72,741	(15,547)
Ending Blance	$190,727	$148,936

The Notes to the Financial Statements form an integral part of this statement